FOR IMMEDIATE RELEASE

For more information contact:

Luis Eduardo Bravo / Jorge Bustos

Investor Relations Department

Compañía Cervecerías Unidas S.A.

(56-2) 427-3581 or 427-3416

CCU REPORTS CONSOLIDATED FIRST QUARTER 2005 RESULTS

FIRST QUARTER Revenues Up 10.6%, Operating Income Increased 4.1%, EBITDA() Up 0.9%, Net Income Increased 14.2% to US$0.51 per ADR

(Santiago, Chile, April 27, 2005) -- CCU (NYSE: CU) announced today its consolidated financial results, stated in Chilean GAAP for the first quarter 2005. All US$ figures are based on the exchange rate effective March 31, 2005 (US$1.00 = Ch$585.93).

COMMENTS FROM THE CEO

The results for the first quarter were positive, especially consolidated revenues that grew by 10.6%. Operating income and net income increased 4.1% and 14.2%, respectively. Costs and expenses were affected, in part, by external factors. On one hand, higher distribution expenses and PET costs due to higher oil prices; on the other hand, the Argentinean gas crisis that has obliged us to use diesel oil instead of natural gas, both in Chile and Argentina since March.

During the quarter, the performance of beer in Argentina and wine segments stood out. The operating results of beer Argentina improved 63.0%, mainly explained by 7.7% higher volumes and 6.9% higher prices, measured in Chilean pesos.

The wine segment continued its positive trend, improving its operating results by US$0.6 million. Higher revenues explain these results, mainly as a consequence of higher prices in both domestic and export markets.

The Chilean beer business increased its revenues by 9.5%, mainly due to a 12.0% increase in sale volumes. Nevertheless, operating results grew 3.0% as a consequence of increased promotional activities associated with Cristal canned beer in supermarkets and higher marketing expenses, in addition to the higher distribution and energy costs previously mentioned.

Soft drinks, mineral water and nectars grew 10.2% in terms of sale volumes, showing increases in all categories. Nevertheless, operating results were affected by direct and energy costs, as well as distribution expenses. Worth mentioning are the excellent results from the new Cachantun product, "Mas", a sugarless citric-flavored soft drink based on mineral water with calcium and vitamin C, launched at the end of February, which has had a very positive reception from consumers.

Finally, I cannot omit the association with Control, with whom we formed Compañía Pisquera de Chile in mid-March, owned 80% by CCU. This new company has a very solid brand portfolio, and we are now leaders in the pisco industry with a market share of 50.1%, according to the last ACNielsen measurement. We are very optimistic about the potential of this new company and its future contribution to CCU's consolidated results.

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS (Exhibit 1)

REVENUES

Q1'05 Total revenues increased 10.6% to Ch$124,632 million (US$212.7 million), as a result of 9.4% higher revenues from core products and 38.7% higher revenues of other products. Core products growth is a result of 9.8% higher consolidated volumes, partially offset by 0.4% lower average prices. Consolidated volumes growth is explained by an increase of 12.0% in beer Chile, 7.7% in beer Argentina, 10.2% in the soft drink segment, 3.6% and 72.8% in the Chilean domestic and Argentinean wine businesses, respectively. The decrease in average prices is explained by 2.4% lower prices in beer Chile and 1.8% lower prices in the soft drink segment, partially offset by higher prices in beer Argentina and the wine segments.

Revenues by segment
	Q1 (US$ million)
	2004		2005		% Chg.
Beer - Chile	83.2	43.3%	91.1	42.8%	9.5%
Beer - Argentina	21.9	11.4%	25.1	11.8%	15.0%
Soft Drinks & Mineral Water	55.8	29.0%	60.5	28.4%	8.4%
Wine	27.0	14.0%	29.2	13.7%	8.3%
Others	4.5	2.3%	6.8	3.2%	49.8%
TOTAL	192.4	100.0%	212.7	100.0%	10.6%

GROSS PROFIT

Q1'05 Increased 7.4% to Ch$68,307 million (US$116.6 million) as a result of 10.6% higher revenues, partially offset by a 14.7% higher cost of goods sold, which amounted to Ch$56,325 million (US$96.1 million). Cost of goods sold increased in all segments. In Q1'05, the gross profit margin, as a percentage of sales, decreased from 56.4% to 54.8%.

OPERATING RESULT

Q1'05 Amounted to Ch$24,697 million (US$42.2 million), 4.1% higher than Q1'04, due to higher gross profit, partially offset by higher selling, general & administrative (SG&A) expenses. SG&A expenses reached Ch$43,609 million (US$74.4 million) in Q1'05, 9.3% higher than in Q1'04, due to higher SG&A expenses in all business segments. SG&A expenses as a percentage of sales decreased from 35.4% in Q1'04 to 35.0% in Q1'05. The consolidated operating margin for the period decreased from 21.0% to 19.8%.

Operating Income and Operating Margin by Segment

		Q1		Q1
	Operating Income (US$ million)			Operating Margin
	2004	2005	% Chg	2004	2005
Beer - Chile	30.0	30.9	3.0%	36.1%	33.9%
Beer - Argentina	1.9	3.1	63.0%	8.6%	12.2%
Soft Drinks & Mineral Water	8.0	7.4	-8.0%	14.4%	12.2%
Wine	0.3	0.9	189.7%	1.1%	3.0%
Others	0.3	-0.1	NM	5.6%	-1.4%
TOTAL	40.5	42.2	4.1%	21.0%	19.8%

EBITDA

Q1'05 Increased 0.9% to Ch$34,266 million (US$58.5 million) compared to Q1'04, while the consolidated EBITDA margin (EBITDA as a percentage of sales) was 2.6 percentage points lower than in Q1'04, reaching 27.5% in Q1'05.

EBITDA by segment

		Q1		Q1
	EBITDA (US$ million)			EBITDA margin
	2004	2005	% Chg	2004	2005
Beer - Chile	37.7	38.7	2.6%	45.3%	42.5%
Beer - Argentina	4.8	5.5	15.9%	21.7%	21.9%
Soft Drinks & Mineral Water	13.1	11.6	-11.2%	23.5%	19.2%
Wine	1.6	2.2	37.5%	6.0%	7.6%
Others	0.8	0.5	-45.2%	18.2%	6.7%
TOTAL	58.0	58.5	0.9%	30.1%	27.5%

NON-OPERATING RESULTS

Q1'05 Improved by Ch$747 million (US$1.3 million) compared to the same quarter last year, from a loss of Ch$2,068 million (US$3.5 million) to a loss of Ch$1,321 million (US$2.3 million). The improvement in non-operating results is mainly explained by:

    Financial income/expenses, which improved from a loss of Ch$1,154 million (US$2.0 million) in Q1'04 to a loss of Ch$ 678 million (US$1.2 million) in Q1'05, mainly due to higher real interest rates earned on deposits.

    Price level restatement, which improved from a loss of Ch$157 million (US$0.3 million) to a gain of Ch$275 million (US$0.5 million) in Q1'05, mainly due to a higher negative inflation rate during Q1'05.

These positive effects were partially offset by:

    Foreign currency exchange result, which decreased from a loss of Ch$279 million (US$0.5 million) to a loss of Ch$451 million (US$0.8 million), due to foreign currency variations that mainly affected Viña San Pedro's (VSP) operations.

    Other non-operating income/expenses, which decreased from a gain of Ch$110 million (US$0.2 million) in Q1'04 to a gain of Ch$26 million (US$0.0 million) this quarter, mainly due to non-recurrent gains on the sale of fixed assets during Q1'04.

NET INCOME

Q1'05 Increased 14.2% in relation to Q1'04, reaching Ch$19,026 million (US$32.5 million), mainly due to improved non-operating results, higher operating income and lower income taxes, partially offset by higher minority interest charges. Lower income taxes resulted from extraordinary charges during Q1'04 due to tax issues related to previous years. Minority interest charges increased due to better results in CCU Argentina and VSP.

SEGMENT HIGHLIGHTS (Exhibit 2)

Revenues and operating margins have been separated by business segments. Revenues for each business segment have been categorized according to those derived from core beverage products and those derived from the sale of other non-core products. The results of the Company's pisco business and plastic packaging division have been included in the "Others" business segment. In this segment, inter-company sales have been eliminated. Pisco sales of Control products made during the second half of March are not consolidated in CCU's results as they will begin to consolidate during Q2'05. At that time, the pisco business will be presented as a new business segment. Corporate overhead expenses have been allocated pro-rata to the individual business segments based on service level agreements. The costs associated with Transportes CCU, the logistics subsidiary, which are not directly related to each business segment, are allocated based on the case volume handled from each product. This new allocation criteria has been applied to 2004 figures in order to facilitate comparison between the two periods.

(** Note: the comments below regarding volumes and pricing refer to Q1'05.)
BEER CHILE

Revenues increased 9.5% to Ch$53,392 million (US$91.1 million), as a result of 12.0% higher sale volumes, partially offset by 2.4% lower real average prices.

Operating Income increased 3.0% to Ch$18,121 million (US$30.9 million), mainly as a result of higher revenues, partially offset by higher cost of goods sold and SG&A expenses. Cost of goods sold increased 11.2% to Ch$18,287 million (US$31.2 million), mainly due to higher direct costs as a consequence of a higher mix of one-way products and premium brands as well as higher energy costs due to the Argentinean gas crisis. SG&A expenses increased 15.3% to Ch$16,984 million (US$29.0 million) reaching 31.8% of sales, 1.6 percentage points higher than in Q1'04, mainly due to higher distribution and marketing expenses. The operating margin decreased from 36.1% to 33.9%.

EBITDA increased 2.6% to Ch$22,670 million (US$38.7 million), while the EBITDA margin was 42.5% of sales, 2.8 percentage points lower than in Q1'04.

Comments Sale volumes had a very positive performance, with a 12% increase, most notably the premium segment that grew 27% and Escudo that increased its volumes by 26%. Promotional activities related with Cristal canned beer in supermarkets, in addition to the absence of price increases to recover inflation, led to lower margins.

BEER ARGENTINA

Revenues increased 15.0% to Ch$14,735 million (US$25.1 million), due to 7.7% higher sale volumes and 6.9% higher sale prices, measured in Chilean pesos. In US dollar terms, prices increased 15.0%.

Operating Income increased 63.0% from Ch$1,107 million (US$1.9 million) in Q1'04 to Ch$1,805 million (US$3.1 million) in Q1'05, as a result of higher revenues, partially offset by higher cost of goods sold and SG&A expenses. Cost of goods sold increased 10.4%, reaching Ch$7,055 million (US$12.0 million) this quarter mainly due to higher direct costs and energy costs, partially offset by lower depreciation. As a percentage of sales, cost of goods sold decreased from 49.8% to 47.9%. SG&A expenses increased from Ch$5,322 million (US$9.1 million) to Ch$5,875 million (US$10.0 million), mainly as a result of higher distribution and marketing expenses. As a percentage of sales, SG&A expenses decreased from 41.5% to 39.9%. Operating margin increased from 8.6% to 12.2%.

EBITDA increased 15.9% from Ch$2,786 million (US$4.8 million) to Ch$3,228 million (US$5.5 million) this quarter, while the EBITDA margin reached 21.9%, compared with 21.7% in Q1'04.

Comments The profitability of this segment continues improving, with higher volumes and better prices. In dollar terms, prices increased from US$32 per HL in Q1'04 to US$37 per HL in Q1'05. Sale volumes increased mainly in the nationwide brands: Schneider, Heineken and Budweiser.
SOFT DRINKS, NECTARS & MINERAL WATER

Revenues increased 8.4% to Ch$35,426 million (US$60.5 million), due to 10.2% higher sale volumes, partially offset by 1.8% lower prices.

Operating Income decreased 8.0% from Ch$4,693 million (US$8.0 million) in Q1'04 to Ch$4,317 million (US$7.4 million) this quarter, as a result of higher cost of goods sold and SG&A expenses, partially offset by higher revenues. Cost of goods sold increased 18.4% to Ch$16,932 million (US$28.9 million) mainly due to higher direct costs as a consequence of a greater mix of one-way products and higher cost of plastic raw materials, mainly PET. As a percentage of sales, cost of goods sold increased from 43.7% to 47.8%. SG&A expenses increased 3.5% to Ch$14,177 million (US$24.2 million), mainly due to higher distribution expenses, partially offset by lower depreciation. Operating margin decreased from 14.4% to 12.2% in Q1'05.

EBITDA decreased 11.2% from Ch$7,665 million (US$13.1 million) in Q1'04 to Ch$6,808 million (US$11.6 million) in Q1'05. The EBITDA margin decreased from 23.5% in Q1'04 to 19.2% this quarter.

Comments Sale volumes had a very positive performance in all categories. Mineral water grew 23.5%, explained partially by the launch of "Mas" at the end of February, a sugarless citric-flavored soft drink based on mineral water with calcium and vitamin C. This new product should provide further growth opportunities and improve the product mix.

WINE

Revenues increased 8.3% to Ch$17,122 million (US$29.2 million), due to 6.7% higher average prices and higher volumes associated with the Chilean domestic market and from Finca La Celia, partially offset by 6.8% lower volumes of bottled export wine from Chile. This decrease is a consequence of the change in focus of Viña San Pedro, which now prioritizes profitability over growth.

Operating Income improved Ch$333 million (US$0.6 million) to Ch$509 million (US$0.9 million) in Q1'05, explained by higher revenues, partially offset by higher cost of goods sold and SG&A expenses. Cost of goods sold increased 7.4% from Ch$10,909 million (US$18.6 million) in Q1'04 to Ch$11,712 million (US$20.0 million) this quarter, mainly due to higher direct costs. SG&A expenses increased 3.7% to Ch$4,902 million (US$8.4 million), mainly due to higher marketing expenses. Accordingly, the operating margin increased from 1.1% in Q1'04 to 3.0% in Q1'05.

EBITDA improved by Ch$354 million (US$0.6 million) to Ch$1,297 million (US$2.2 million), while the EBITDA margin increased from 6.0% to 7.6%.

Comments The profitability of this segment, although very low, continues a positive trend, with an improvement in operating results and EBITDA, in spite off a stronger Chilean peso. The improvement in profitability was a consequence of the program to rationalize costs, expenses and SKUs, as well as price increases achieved by the Company in both domestic and export markets.

RETURN ON CAPITAL EMPLOYED

Return on Capital Employed ("ROCE") is calculated as the sum of operating income of each segment plus net income from related companies, plus other recurring non-operating income, minus taxes from operations; divided by the average capital employed for the period. Capital employed includes operating working capital, fixed assets and other assets used by the operation.

ROCE on a consolidated level for the twelve-month period ended March 31, 2005 was 12.5%, increasing 1.4 percentage points when compared with the same period of last year.
	ROCE	ROCE
	2004	2005

BEER CHILE	28.1%	30.6%
BEER ARGENTINA	-1.3%	0.6%
SOFT DRINKS	12.6%	12.3%
WINE	1.9%	3.8%
CONSOLIDATED	11.1%	12.5%

(Three exhibits to follow)